UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **May, 2008**

Commission File No. **0-29320**

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



SUBMITTED HEREWITH

Exhibits

99.1	Financial Statements for the Quarterly Period Ended March 31, 2008
99.2	Management's Discussion & Analysis for the Quarterly Period Ended March 31, 2008
99.3	Form 52-109F2 - Certification of Interim Filings (CEO)
99.4	Form 52-109F2 - Certification of Interim Filings (CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.
(Registrant)

Date: May 27, 2008

By: _/s/ Gary N. Hokkanen_

Name: Gary N. Hokkanen

Title: Chief Financial Officer

EIGER TECHNOLOGY, INC.

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDING

MARCH 31, 2008

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

CONTENTS

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

ASSETS	March 31, 2008 (unaudited)	September 30, 2007 (audited)
Current		
Cash	$ -	$ -
Receivables	87,979	32,977
Notes receivable (note 4)	194,100	624,035
Notes receivable – related parties (note 5)	548,000	-
Marketable securities (note 8)	125,370	-
Prepaid expenses and sundry assets	10,474	2,878
Total Current Assets	965,923	659,890
Property and equipment (note 7)	45,049	50,261
Advance to corporation (note 10)	16,233	16,233
Notes receivable (note 4)	149,100	-
Notes receivable – related parties (note 5)	144,000	-
Investments (note 9)	927,655	206,649
Due from related parties (note 11)	1,426,491	2,936,052
Total Assets	$ 3,674,451	$ 3,869,085
LIABILITIES		
Current		
Bank indebtedness	$ 14,224	$ 5,674
Accounts payable and accrued charges	344,744	367,397
Notes payable (note 13)	1,253,400	-
Current portion of derivative financial instrument (note 12)	-	1,777,720
Current liability of discontinued operations (note 6)	250,000	702,000
Total Current Liabilities	1,862,368	2,852,791
Derivative financial instrument (note 12)	-	2,880,140
Total Liabilities	1,862,368	5,732,931
Commitments and contingencies (note 14)		
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 15)	44,285,689	44,285,689
Contributed surplus (note 15c)	1,278,270	1,278,270
Accumulated deficit	(43,751,876)	(47,427,805)
Total Shareholders' Equity (Deficiency)	1,812,083	(1,863,846)
Total Liabilities and Shareholders' Equity (Deficiency)	$ 3,674,451	$ 3,869,085

APPROVED ON BEHALF OF THE BOARD

"JOHN G. SIMMONDS"	**"STEPHEN DULMAGE"**
DIRECTOR	**DIRECTOR**

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	For the Three Months Ended March 31, 2008	For the Six Months Ended March 31, 2008	For the Three Months Ended March 31, 2007	For the Six Months Ended March 31, 2007
Merchant Banking Income	$ 114,475	$ 151,341	$ -	$ -
Expenses				
General and administrative	261,587	466,238	207,000	400,000
Amortization of property and equipment	2,606	5,212	3,000	6,000
Total Expenses	264,193	471,450	210,000	406,000
Loss from Operations	(149,718)	(320,109)	(210,000)	(406,000)
Other Income (Expenses)				
Fair value adjustment to derivative financial instrument (note 12)	4,885,200	3,404,460	(2,504,000)	(2,504,000)
Gain (loss) on disposal of investments (note 9)	597,992	656,829	(569,000)	(569,000)
Equity share of earnings (loss) of investee	(72,648)	(72,648)	-	-
Gain on dilution	-	-	4,213,000	4,213,000
Total Other Income	5,410,544	3,988,641	1,140,000	1,140,000
Earnings from Continuing Operations				
before Income Taxes	5,260,826	3,668,532	930,000	734,000
Provision for income taxes	-	-	5,000	5,000
Earnings before Non-Controlling Interests	5,260,826	3,668,532	925,000	729,000
Non-controlling interests			5,000	31,000
Earnings from Continuing Operations	5,260,826	3,668,532	930,000	760,000
Earnings from Discontinued Operations (no tax effect) (note 6)	2,155	7,397	74,000	74,000
Net Earnings	5,262,981	3,675,929	1,004,000	834,000
Deficit – beginning of period	(49,014,857)	(47,427,805)	(45,742,000)	(45,572,000)
Deficit – end of period	$(43,751,876)	$(43,751,876)	$(44,738,000)	$(44,738,000)
Earnings Per Weighted Average Number of Shares Outstanding – Basic				
Continuing Operations	$ 0.124	$ 0.086	$ 0.024	$ 0.020
Net Earnings	$ 0.124	$ 0.087	$ 0.026	$ 0.021
Weighted Average Number of Shares Outstanding – Basic	42,302,049	42,355,434	38,819,054	38,819,054
Other Comprehensive Income:				
Net income	$ 5,262,981	$ 3,675,929	$ 1,004,000	$ 834,000
Add: Unrealized holding gain on marketable securities	5,000	-	-	-
Other Comprehensive Income	$ 5,267,981	$ 3,675,929	$ 1,004,000	$ 834,000

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three and Six Month Periods Ended March 31

	For the Three Months Ended March 31, 2008	For the Six Months Ended March 31, 2008	For the Three Months Ended March 31, 2007	For the Six Months Ended March 31, 2007
Cash Flows from Operating Activities				
Net earnings from continuing operations	$ 5,260,826	$ 3,668,532	$ 1,004,000	$ 834,000
Adjustments for:				
Amortization of property and equipment	2,606	5,212	3,000	-
Share of equity loss	72,648	72,648	74,000	74,000
Stock based compensation	-	-	(441,000)	(441,000)
Gain on dilution	-	-	(4,213,000)	(4,213,000)
Fair value adjustment on derivative financial instrument	(4,885,200)	(3,404,460)	2,504,000	2,504,000
Gain (loss) on disposal of investments	(597,992)	(656,829)	569,000	569,000
Changes in Non-Cash Working Capital:				
Accounts receivable	(18,870)	(55,002)	(112,000)	(60,000)
Prepaid expenses and sundry assets	(6,508)	(7,596)	21,000	27,000
Income taxes recovery	-	-	12,000	-
Accounts payables and accrued charges	(78,665)	(22,631)	(423,000)	(699,000)
Deferred revenue	-	-	(700,000)	(458,000)
Net funds used in continuing operating activities	(251,155)	(400,126)	(2,289,000)	(2,294,000)
Net earnings from discontinued operations	-	-	-	-
Adjustments for:				
Liabilities of discontinued operations	(250,000)	(452,000)	-	-
Cash Flows from Investing Activities:				
Increase in investments	(485,415)	(585,657)	-	-
Decrease in advances to related parties, net	703,227	1,509,561	-	-
Proceeds from sale of investments	272,000	330,837	800,000	800,000
Proceeds from sale of property and equip.	-	-	863,000	924,000
Increase in note receivable	(448,073)	(411,165)		-
Net funds provided by investing activities	41,739	843,576	1,663,000	1,724,000
Cash Flows from Financing Activities:				
Bank indebtedness	14,224	8,550	-	-
Non-controlling interests	-	-	723,000	649,000
Net funds provided by financing activities	14,224	8,550	723,000	649,000
Net (Decrease) Increase in Cash	(445,192)	-	97,000	75,000
Cash – beginning of period	445,192	-	80,000	102,000
Cash – end of period	$ -	$ -	$ 177,000	$ 177,000

(The accompanying notes are an integral part of these consolidated financial statements.)

1.   **Organization and Nature of Business**

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the CNQ Exchange under the symbol GAME. The Company is seeking the approval from the shareholders to change its name to Game Corp Inc.

The Company has two categories of investments, the first in the gaming sector through its investments in Racino Royale, Inc. ("Racino") (which trades on the NASD Over-the-Counter Bulletin Board under the symbol RCNR), Trackpower, Inc. ("Trackpower")(which trades on the OTCBB under the symbol TPWR) and Baymount Incorporated ("Baymount")(trading on the TSX Venture Exchange under the symbol BYM), the second category being in the telecommunications sector through its investment in Newlook Industries Corp. ("Newlook")(TSX Venture Exchange NLI).

Racino

Racino is developing Latin American gaming opportunities through its wholly owned subsidiary InterAmerican Gaming Corp. The opportunities currently under consideration include placement of video lottery terminals on site at horseracing venues and off-track-betting locations and other similar ventures. At March 31, 2008, the Company held a 28% interest in Racino. Racino is a related party due to common officers and directors.

Trackpower

The Company holds a 19% ownership interest in Trackpower which is being reorganized and will focus on distributing live horseracing signals in Latin America through its license with Bettor Solutions Inc. (a third party). Trackpower is considered a related party by virtue of certain common officers and directors.

Baymount

Baymount is redeveloping a horseracing and gaming facility in Belleville, Ontario and the Company holds a 1% ownership interest in Baymount.

Newlook

During fiscal 2007, the Company made a decision to dispose of its investment in order to focus on gaming business opportunities. The Company regards the Newlook investment as a legacy investment venture which will be disposed of over the medium term. The common shares forming the Company's investment were either sold outright or were subject to options agreements whereby the optionees could acquire the shares over time. However, during the three month period ended negotiated the terms of the Newlook options. At March 31, 2008 the Company held a 16% interest in Newlook.

2.   **Going Concern**

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $896,445 and an accumulated deficit of $43,751,876 as at March 31, 2008. The Company's ability to continue as a going concern is dependent upon the Company's ability to collect amounts owed, realize on its investments, raise additional capital and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3. **Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 17, is consistent in all material respects with accounting principles generally accepted in the United States of America. The principal accounting policies followed by the Company are as follows:

a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in note 18 and are presented in Canadian dollars under the accrual method of accounting. All significant intercompany transactions and balances have been eliminated upon consolidation.

b) Marketable Securities

Marketable securities consist of publicly traded securities that are available for sale that are carried at fair market value. Unrealized gains or losses are recorded through other comprehensive income.

c) Property and Equipment

Property and equipment are stated at cost based on the estimated useful lives of the assets, provided using the under noted annual rates and methods:

Furniture and Fixtures	20%	Declining Balance
Computer Equipment	30%	Declining Balance

d) Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed it's carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

e)   Long-Lived Asset Impairment

The carrying values of long-lived assets are periodically reviewed by management and impairments would be recognized if the expected future operating non discounted cash flows derived from an asset were less than carrying value. No impairments have been recorded.

f)   Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

g)   Sales of Shares by Investees

When an investee sells unissued shares to new shareholders, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting gain or loss in the consolidated statement of operations.

h)   Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

i)   Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted net earnings per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted net earnings per share calculation. The diluted net earnings per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net earnings per share. Stock options and share purchase warrants outstanding were not included in the computation of diluted net income per share as their inclusion would be anti-dilutive.

j)   Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

k)   Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses, except for amortization, are translated at average year rates. Exchange gains and losses arising from the translation of monetary assets and liabilities are included in the determination of income for the period.

4. Notes Receivable

	March 31, 2008	September 30, 2007
Function Mobile	$ 45,000	$ -
Former optionees	298,200	-
Foundation Ventures Leasing	-	624,035
Total	343,200	624,035
Less: current portion	(194,100)	(624,035)
Long term	$ 149,100	$ -

Function Mobile:

The Company has agreed to loan Function Mobile up to $120,000 at 18%, on a convertible basis, until the earlier of January 31, 2009 or when Function Mobile becomes publicly traded. Function Mobile is currently a private entity owned by third parties. As at March 31, 2008 the Company had loaned Function Mobile $45,000.

Former Optionees:

On March 31, 2008, the Company agreed to sell 2,982,000 Newlook common shares to third parties that had previously held an option to acquire the Newlook securities (note 9c). The purchase price was $298,200 being the same price per share as the cancelled option exercise price. The third parties provided non-interest bearing promissory notes with repayment terms 25% on each of September 8, 2008, March 8, 2009, September 8, 2009 and March 8, 2010.

Foundation Ventures Leasing:

On August 8, 2007, the Company disposed of 14,021,600 common shares of Racino to Foundation Ventures Leasing ("Foundation") in exchange for $29,000 (US$30,000) cash and a secured note receivable of $667,000 (US$671,000). Foundation and the Company entered into a pledge agreement where Foundation pledged 12,619,460 Racino shares to the Company as security for the obligations under the note. The note was non-interest bearing with specific repayment terms.

As of September 30, 2007, the note receivable had been reduced to $624,035. Although the note was fully secured Foundation was in default under the repayment terms of the note.

On January 8, 2008, the Company and Foundation agreed to amend the agreement. The amended agreement called for the Company to sell 2,620,000 shares of Racino to Foundation for $129,000 (US$131,000) received on August 8, 2007 and Foundation returned 11,401,600 Racino shares in exchange for the $587,000 note. As of March 31, 2008 there were no amounts outstanding under the note.

5. Notes Receivable – Related Parties

	March 31, 2008	September 30, 2007
Lumonall	$ 404,000	$ -
Wireless Age	288,000	-
Total	692,000	-
Less: current portion	(548,000)	-
Long term	$ 144,000	$ -

Lumonall:

The Company provided Lumonall, Inc., (a related entity due to certain officers and director in common with the Company), a $404,000 secured demand loan. The Company received a 5% commitment fee and the note earns interest at 12% per annum.

Wireless Age Communications, Inc.:

On March 31, 2008, the Company agreed to sell 720,000 Newlook common shares to Wireless Age Communications, Inc. ("Wireless Age")(a related entity due to certain officers and directors in common with the Company) who had previously held an option to acquire the Newlook securities (note 9c). The purchase price was $288,000 being the same price per share ($0.40) as the cancelled option exercise price. Wireless Age provided a non-interest bearing promissory note with repayment of $72,000 on each of September 8, 2008, March 8, 2009, September 8, 2009 and March 8, 2010.

6. **Discontinued Operations**

During fiscal 2007, the Company decided to dispose of its investment in Newlook. The disposal involved the sale of part of its investment and options to sell the remainder of the investement.

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	Six Months Ended	
	March 31, 2008	March 31, 2007
Equity share of earnings	$ 7,397	74,000
Income taxes	-	-
Earnings from discontinued operations	$ 7,397	$ 74,000

The consolidated balance sheets include the following current liability of discontinued operations:

	March 31, 2008	September 30, 2007
Liability of discontinued operations	$ 250,000	$ 702,000

7. **Property and Equipment**

	Cost	Accumulated Amortization	March 31, 2008 Net Book Value	September 30, 2007 Net Book Value
Furniture and fixtures	$ 142,558	$ 100,678	$ 41,880	$ 46,533
Computer equipment	4,747	1,578	3,169	3,728
	$ 147,305	$ 102,256	$ 45,049	$ 50,261

8. **Marketable Securities**

Baymount

During fiscal 2008 the Company purchased 1,450,000 Baymount common shares representing a 1% ownership interest. Baymount is a public entity trading on the TSX Venture Exchange under the symbol BYM. The Baymount shares are carried at fair value of $125,370.

9. **Investments**

a) **Racino**

During fiscal 2007 the Company disposed of all of its 16,021,600 Racino common shares.

As of September 30, 2007, the Company's investment in Racino was $nil but on January 8, 2008 the Company received 12,234,600 common shares (valued at $567,000) from Foundation upon the renegotiation of its purchase agreement. As of March 31, 2008 the Company holds a 28% ownership position in Racino and uses the equity accounting method.

During the quarter ended March 31, 2008 the Company recorded $72,648 as its share of Racino losses.

As of March 31, 2008, the carrying value of the Company's investment in Racino was $494,716.

b) **Trackpower**

In January 2008, the Company acquired 200,000,000 common shares of Trackpower (an entity which has certain common officers and director with the Company) and the trade name Game Corp, for a cash payment of $200,000. The Company controls 19% of the voting stock of Trackpower. The Company uses the cost method for its investment in Trackpower and the carrying value as of March 31, 2008 was $200,000.

c) **Newlook**

At the beginning of the current fiscal year on October 1, 2007, the Newlook investment balance was approximately $207,000.

During the three month period ended December 31, 2007, the earnings of Newlook were approximately $15,000 and the Company recorded $5,242 as its share of earnings (classified within discontinued operations) in the current period.

In fiscal 2007, the Company issued options to others to acquire its remaining investment in Newlook at $0.10 per share at specific dates in the future. On March 31, 2008, the Company negotiated with the optionees to cancel all outstanding options. The Company agreed to pay a cancellation fee of $0.30 per option on 4,178,000 options and effectively retain title to 4,178,000 Newlook common shares (note 13). The Company acquired 481,000 Newlook common shares through open market purchases. The Company also disposed of 3,702,000 Newlook common shares to optionees and a related entity, see Notes 4 and 5. During the current period the Company also disposed of 1,970,000 Newlook common shares under options exercised prior to the cancellation of the options. As of March 31, 2008, the Company holds 4,849,000 Newlook common shares representing a 16% ownership interest. The Company uses the equity method to account for its investment in Newlook.

During the three month period ended March 31, 2008, the Company recorded $2,155 as its share of equity earnings in Newlook. Such share of loss has been recorded within discontinued operations (Note 6). The carrying value of the Newlook investment at March 31, 2008 was $232,939.

10. Advance to Corporation

	March 31, 2008	September 30, 2007
Advance to Lexatec VR Systems Inc.	$ 16,233	$ 16,233

The advance noted above is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings

11. Due from Related Parties

As at March 31, 2008, amounts due from related parties are as follows:

Onlinetel Corp. (subsidiary of Newlook)	$ 927,507
Trackpower	15,000
Racino and subsidiaries	483,984
	$ 1,426,491

Amounts due from related parties are unsecured and have no specific repayment dates. Interest accrues on the amounts from Newlook at Prime + 2% per annum. Amounts due from Racino and Trackpower are non-interest bearing.

12. Derivative Financial Instrument

During January 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company's investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options collectively at $889,000 at issuance.

On September 28, 2007, the Company, with mutual consent of the holder, cancelled options to acquire 900,000 common shares and reissued the options to Wireless Age a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

During fiscal 2007, 4,000,000 options were exercised. A further 1,970,000 options were exercised in March 2008.

The Company recognized a $1,480,740 adjustment to income during the quarter ended December 31, 2007 representing changes in fair value during the quarter.

On March 31, 2008, the Company negotiated with the optionees to cancel the remaining options. On 4,178,000 of the cancelled options the Company agreed to pay a $0.30 cancellation fee per option. The cancellation fee of $1,253,400 is payable in equal installments of $250,680 over 5 consecutive months beginning May 1, 2008 (note 13). The Company also cancelled 3,702,000 options by agreeing to sell 3,702,000 common shares (see notes 4, 5 and 9c).

Due to the cancellation of all outstanding options the Company recorded a gain of $4,885,200 as a reduction of the fair value of the derivative financial instrument.

13. Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,400 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options (note 8d). Pursuant to the terms of the note, the Company is obligated to pay $250,680 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make the May 1, 2008 installment and is in default under the agreement.

14. Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to this claim. Management believes that damages resulting from this claim would be immaterial, if any.

Pursuant to a settlement agreement with the Company's former Chief Executive Officer ("CEO"), the Company granted a first charge senior security interest over all of its collateral assets as security for its obligations under the agreement. The Company is in a dispute with the former CEO over a Goods and Services Tax (GST) matter associated with the settlement.

15. Share Capital

Authorized: 100,000,000 Common Shares without par value

Issued:

	No. of Shares	Amount
September 30, 2007	42,430,174	$44,397,566
Issued:	-	-
Cancelled:	(128,125)	-
March 31, 2008	42,302,049	44,397,566
Treasury shares	(41,120)	(22,205)
Warrants	-	(89,672)
	42,260,979	$44,285,689

a)   Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer ("CEO") under an incentive stock plan (the "Plan"). Options are granted at the fair market value of the shares on the day granted, and vest over various terms. Compensation expense is recognized when options are issued. The following is a continuity schedule of outstanding options for the reporting period, where "WAEP" refers to weighted average exercise price.

	No. of Options	WAEP
September 30, 2007	2,791,000	$ 0.63
Expired	(100,000)	-
March 31, 2008	2,691,000	$ 0.63

b)   Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.

The following table summarizes purchase warrants information outstanding at March 31, 2008.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
3,570,000	May 7, 2008	May 7, 2007	$ 0.25
3,570,000	May 7, 2009	May 7, 2008	0.50
3,570,000	May 7, 2010	May 7, 2009	0.75
10,710,000			$ 0.50

c) Contributed Surplus

Contributed surplus of $1,278,270 represents stock-based compensation of $1,188,598 and fair value of warrants issued during fiscal 2007 of $89,672.

16. Subsidiaries and Related Party Transactions

The Company is related to the following corporations:

Name of Corporation	Nature of Relationship
Alexa Properties Inc.*	100% Subsidiary
ETIFF Holdings LLC*	100% Subsidiary
Racino Royale, Inc.	28% Investment of ETIFF Holdings LLC (See note 4)
Trackpower, Inc.	19% Investment
Baymount Incorporated	1% Investment
Newlook Industries Corp.	16% Investment

 * Inactive or holding company only

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value. Inter-company transactions and balances are eliminated upon consolidation.

Management fees charged by officers, corporations owned by officers and related party corporations during the six month period ended March 31, 2008 totaled $220,500.

Included in the $344,744 accounts payable is a payable to officers or corporations owned by officers of $224,801. The $250,000 current liability of discontinued operations amount is due to the Company's former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

17. Reconciliation Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS 159"). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains or loses on items for which the fair value option has been elected in earnings (or another performance indication if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, SFAS 159 will have on its financial position or results of operations.

On May 2, 2007 the FASB issued FASB Interpretation ("FIN") No. 48-1, "Definition of Settlement in FASB Interpretation 48" ("FIN 48-1"). FIN 48-1 amends FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109", to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance in FIN 48-1 shall be applied upon the initial adoption of FIN 48. The Company is currently assessing the potential impacts of implementing this standard.

In May 2007, the FASB issued a FSP on FIN 46(R)-7, "Application of FASB Interpretation No. 46(R) to Investment Companies" ("FSP FIN 46 (R)-7"). FSP FIN 46(R)-7 addresses the application of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", by an entity that accounts for its investments in accordance with the specialized accounting guidance in the Guide. The Company is currently assessing the potential impacts of implementing this standard.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP No. 07-1"). SOP No. 07-1 clarifies when an entity may apply the provisions of the Audit and Accounting Guide for Investment Companies (the "Guide"). Investment companies that are within the scope of the Guide report investments at fair value; consolidation or use of the equity method for investments is generally not appropriate. SOP No. 07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor. SOP No. 07-1 is effective for fiscal years beginning on or after December 15, 2007 with early adoption encouraged. The Company is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). This statement replaces SFAS No. 141, "Business Combinations" and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141 (R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141 (R) amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, "Goodwill and Other Intangible Assets", to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an amendment to FASB Statement No. 133" ("SFAS 161"). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and the cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entity's with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

18. Segmented Information

The Company operates in only one segment known as Corporate.

19. Comparative Figures

Certain figures for the three and six month period ended March 31, 2007 have been reclassified in order to conform with the current year's financial statement presentation.

20. Subsequent Events

CNQ Listing

On April 25, 2008 the Company was delisted from the TSX and on April 28, 2008, was listed on the Canadian Trading and Quotation System Inc. (the "CNQ") under the symbol GAME.

Name Change and Share Consolidation

The Company will seek to change its name to Game Corp Inc. and execute a one for ten share consolidation at an annual and special shareholders meeting scheduled for May 28, 2008.

Acquisition of Additional Investment in Racino

Subsequent to March 31, 2008, the Company converted $400,000 of indebtedness owed by Racino into 8,000,000 shares of Racino's common stock.

Demand Notice

On May 27, 2008 the Company received a Demand Notice from Gerry Racicot (former CEO) and 1040614 Ontario Ltd. in the amount of $250,000, representing the final payment under a settlement agreement dated August 24, 2007. The Company and 1040614 Ontario Ltd. are in a dispute over GST amounts associated with the settlement (Note 14).



**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTH PERIODS ENDED MARCH 31, 2008
May 27, 2008**

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three and six month periods ended March 31, 2008 of Eiger Technology, Inc. ("Eiger" or "the Company"). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Eiger considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY OVERVIEW

Eiger was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. Eiger holds two categories of investments; 1) Gaming, and 2) Telecommunications. Racino Royale, Inc. ("Racino"), Baymount Inc. ("Baymount") and Trackpower, Inc. ("Trackpower") are the gaming investments. Newlook Industries Corp. ("Newlook") and its subsidiaries comprise the telecommunications investments. During fiscal 2007 and 2008, the Company reduced it's investment in Newlook.

Racino is a public entity trading on the NASD OTCBB under the symbol "RCNR". Newlook is listed on the TSX Venture Exchange under the symbol "NLI". Eiger is a public company listed as symbol "GAME" on the Canadian Trading and Quotation system (the "CNQ") and as "ETIFF" on the NASD OTCBB.

Eiger's head office is located at 144 Front Street, Suite 700, Toronto, Ontario and has four staff. As of March 31, 2008, there were 42,302,049 common shares outstanding.

The Company holds an ownership position in Racino that is less than 50% and accounts for the investment using the equity method.

The Company's business objective is to realize substantial amounts on the divestiture of certain investments and use the proceeds for investment purposes. Management's
strategy is to grow the business through acquisition. Strategic leadership of the Company will be provided by the Company's Chief Executive Officer, John G. Simmonds. Mr. Simmonds has extensive business experience in sourcing, reorganizing and operating businesses in various operating segments.

Racino

Racino's business objective is to invest in horseracing and gaming development opportunities in Canada and South America. Racino holds rights to horseracing opportunities in Western Canada and has acquired InterAmerican Gaming Corp. which is involved in South American gaming opportunities.

Baymount

Baymount is seeking and developing opportunities within the Canadian horseracing industry. Its philosophy is to create entertainment destinations for consumers while providing investors an opportunity to participate in the growth of Canadian gaming at racetracks.

Baymount has an agreement with the Belleville Agricultural Society to build a facility to relocate Quinte Exhibition and Raceway in Belleville, Ontario.

Trackpower

Trackpower recently obtained an exclusive license from Bettor Solutions Inc. ("BSI"), a third party, to operate the Video Distribution Service in Latin American. Pursuant to the license, Trackpower and BSI agreed to share the net profit from the video distribution and wager processing on a 50/50 basis.

Newlook

The operations of Newlook have been categorized as discontinued operations. Newlook's business objective is to make investments in wireless communications opportunities in Canada.

SELECTED ANNUAL INFORMATION

Summarized selected consolidated financial information with respect to the Company for the three month period ended March 31, 2008 and 2007 is as follows:

	2008	2007
Revenues	$ 114,475	$ -
Earnings from continuing operations	5,260,826	930,000
Earnings from discontinued operations	2,155	74,000
Net earnings	5,262,981	1,004,000
Earnings per share from continuing operations	0.124	0.024
Earnings per share from discontinued operations	0.000	0.002
Net earnings per share	0.124	0.026
Total assets	3,674,451	4,091,000
Total liabilities	1,862,368	3,726,000
Shareholders' deficit	1,812,083	365,000

RESULTS OF OPERATIONS

For the Three Month Period Ended March 31, 2008 Compared to 2007

Continuing Operations

The Company recorded net income from continuing operations of $5,260,826 during the three month period ended March 31, 2008 compared to $1,004,000 during the comparative period in the prior year. The reason for the substantial increase in earnings arises from a $4,885,200 adjustment to the fair value of a derivative financial instrument.

Revenues of continuing operations during the three month period ended March 31, 2008 was $114,475 and $nil during the comparative period in the prior year. The Company earns management fees, interest income and other ancillary returns from investees.

General and administrative expenses were $261,587 during the three month period ended March 31, 2008 up from $207,000 during the three month period ended March 31, 2007. General and administrative expenses during the three month period ended March 31, 2008 included management fees to executive management of $117,000, wages and benefits of $30,107, consulting fees of $45,500, investor relations costs of $23,297 and miscellaneous expenses of $46,183.

Amortization of property and equipment totaled $2,606 in current reporting period and $3,000 in the prior period.

The Company recorded other income items totaling $5,410,544 during the three month period ended March 31, 2008 compared to $1,214,000 in 2007.

Included in the current years other income was a $4,885,200 gain representing an adjustment to a derivative financial instrument for Newlook. During the current quarter the Company cancelled options it had previously granted to investors. The options provided the holder the ability to acquire the Company's investment in Newlook. The Company agreed to pay a $0.30 cancellation fee on 4,178,000 options and retired 3,702,000 options by selling 3,702,000 Newlook common shares outright to the former option holders. As a result of these proactive steps the Company adjusted the fair value of the derivative financial instrument to nil.

The Company also recorded a $597,992 gain during the three month period ended March 31, 2008, on the disposal of 5,672,000 Newlook common shares. The Company recorded a $72,648 loss as its share of Racino losses.

The Company's share of Newlook earnings, during the three month period ended March 31, 2008, has been classified in discontinued operations.

Earnings per share from continuing operations during the three month period ended March 31, 2008 were $0.124 compared to earnings per share of $0.026 in the previous period.

Discontinued Operations

As described earlier in this report, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results. Racino is still regarded as a component of continuing operations.

The Company recorded $2,155 as its share of Newlook earnings during the three month period ended March 31, 2008.

For the Six Month Period Ended March 31, 2008 Compared to 2007

Continuing Operations

The Company recorded net income from continuing operations of $3,668,532 during the six month period ended March 31, 2008 compared to $834,000 during the comparative period in the prior year. The reason for the substantial increase in earnings arises from a $3,404,460 adjustment to the fair value of a derivative financial instrument.

Revenues of continuing operations during the six month period ended March 31, 2008 was $151,341 and $nil during the comparative period in the prior year. The Company earns management fees, interest income and other ancillary returns from investees.

General and administrative expenses were $466,238 during the six month period ended March 31, 2008 up from $400,000 during the six month period ended March 31, 2007. General and administrative expenses during the six month period ended March 31, 2008 included management fees to executive management of $220,500, wages and benefits of $62,608, consulting fees of $60,500, investor relations costs of $26,297 and miscellaneous expenses of $96,333.

Amortization of property and equipment totaled $5,212 in current reporting period and $6,000 in the prior reporting period.

The Company recorded other income items totaling $3,988,641 during the six month period ended March 31, 2008 compared to $1,214,000 in 2007.

Included in the current years other income was a $3,404,460 gain representing an adjustment to a derivative financial instrument. During the current period the Company cancelled options it had previously granted to investors. The options provided the holder the ability to acquire the Company's investment in Newlook. The Company agreed to pay a $0.30 cancellation fee on 4,178,000 options and retired 3,702,000 options by selling 3,702,000 Newlook common shares outright to the former option holders. As a result of these proactive steps the Company adjusted the fair value of the derivative financial instrument to nil.

The Company also recorded a $656,829 gain during the six month period ended March 31, 2008, on the disposal of 5,672,000 Newlook common shares and 2,620,000 Racino common shares. The Company recorded a $72,648 loss as its share of Racino losses.

The Company's share of Newlook earnings, during the six month period ended March 31, 2008, has been classified in discontinued operations.
Earnings per share from continuing operations during the six month period ended March 31, 2008 were $0.086 compared to earnings per share of $0.021 in the previous period.

Discontinued Operations

As described earlier in this report, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results. Racino is still regarded as a component of continuing operations.

The Company recorded $7,397 as its share of Newlook earnings during the six month period ended March 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:

Quarter Fiscal Yr.	Q2 2008	Q1[2] 2008	Q4 2007	Amended Q3 2007	Amended Q2 2007	Q1 2007	Q4[1] 2006	Q3[1] 2006
Revenue	114,475	36,866	-	-	-	-	629,000	1,082,000
Earnings (loss) before unusual items	(149,718)	(170,000)	737,000	(1,045,000)	(210,000)	(197,000)	851,000	(439,000)
Net earnings (loss)	5,262,981	(1,587,000)	1,142,000	(3,832,000)	1,004,000	(170,000)	851,000	(439,000)
EPS before unusual items	(0.006)	(0.005)	0.029	(0.025)	(0.005)	(0.004)	0.01	(0.01)
Net earnings per share	0.124	(0.037)	0.022	(0.09)	0.026	(0.004)	0.01	(0.01)

[1] Not restated for Newlook and Racino changes in accounting treatment.
[2] Re-class for Merchant Banking revenues.

Operating results for 2007 and 2006 were affected by the decision to regard part of the Company's results as discontinued operations and also due to the change in accounting from consolidation accounting to equity accounting for the Company's investment in Newlook and Racino.

In January 2008, the Company amended Q2 and Q3 filings based on changes required under CICA Handbook Section 3855 Financial Instruments.

LIQUIDITY

The liquidity of the Company improved in the second quarter of fiscal 2008, primarily due to the repayment of substantial amounts due from a related party.

The most significant near cash assets of the Company are amounts due from Newlook (and its subsidiaries), Racino, Lumonall and Function Mobile. The Company is owed $1,215,507 from Newlook (including its subsidiaries Wireless Age and Onlinetel), $483,984 from Racino (and its subsidiaries and investees), $404,000 from Lumonall and $45,000 from Function Mobile. The Company's ability to generate cash for investment purposes is primarily reliant on Newlook, Racino and Lumonall's ability to continue to repay these balances.

The most significant investment assets of the Company are Racino and Newlook. Racino is a gaming venture the Company hopes to develop and realize substantial gains on and Newlook is a legacy investment that the Company will strategically dispose of over the medium term.

The Company also made a $125,370 strategic investment in Baymount Incorporated (Baymount). Baymount is developing a horseracing and gaming venture in Belleville, Ontario.

Total liabilities were $1,862,368 at March 31, 2008 and $5,732,931 at September 30, 2007. The decrease is primarily attributable to an adjustment in the fair value of a derivative financial instrument, pursuant to the provisions of CICA Handbook Section 3855, of $3,404,460. The derivative financial instrument was a liability that was cancelled in the current quarter that represented the fair value of options granted to third parties to acquire Newlook shares held by Eiger.

Accounts payable and accrued charges decreased from $367,397 at September 30, 2007 to $344,744 at March 31, 2008. The decrease is the result of normal business fluctuations. At March 31, 2008, the Company recorded liabilities of discontinued operations of $250,000 representing unpaid severance/retirement obligations to the Company's former CEO.

The Company's consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $896,445 and an accumulated deficit of $43,751,876 at March 31, 2008. The Company's ability to continue as a going concern is dependent upon the Company's ability to collect amounts owed, raise additional capital, realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and proceeds received from the divestiture of it's investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

CAPITAL RESOURCES

The Company plans to complete an equity financing during fiscal 2008 to generate cash proceeds for investing. The Company continues to dispose of Newlook common shares for cash and collect substantial amounts from related parties. The Company had cash balances of zero at March 31, 2008.

Management is confident that given the rising value of its telecommunications investments and the appropriate timing of the disposal thereof, will provide sufficient capital resources to make additional investments. The Company has also made loans to various ventures that should provide above average returns and ownership opportunities.

Warrants outstanding, if fully exercised will generate cash proceeds of $4,462,500.

Management intends on raising additional funds to develop the Company's business through equity financings and the collection of amounts owed from related parties.

However, none of potential sources for capital are certain and management although confident of the potential, cannot assure shareholders and interested parties that they will in fact be able to finance the Company going forward.

OFF-BALANCE SHEET ARRANGEMENTS

Eiger had no off-balance sheet arrangements as at March 31, 2008.

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 16 of the consolidated financial statements, are in the normal course of business and are recorded at the carrying value. Management fees charged by officers, corporations owned by officers and related party corporations providing management services to the Company, during the current quarter totaled $117,000.

PROPOSED TRANSACTIONS

The Company is holding an annual and special shareholders meeting on May 28, 2008, to seek approval for a change in name to GameCorp Inc. and a one for ten share consolidation. Additionally, the Company plans to proceed with an equity private placement in order to generate additional investment capital. Management intends to circulate details of the private placement after the shareholders meeting.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which are consistent in all material respects with accounting principles generally accepted in the United States of America. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

During fiscal 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company's investment in Newlook Industries Corp. exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007 September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options collectively at $1,024,000 at issuance.

During the current quarter the Company cancelled all outstanding options by; 1) agreeing to pay a cancellation fee of $0.30 per option on 4,178,000 options, and 2) selling 3,702,000 shares to former optionees.

The Company recognized a $4,885,200 gain during the quarter ended March 31, 2008 representing changes in fair value during this period.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On October 1, 2006, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530, *Comprehensive Income*, Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, and Handbook Section 3865, *Hedges* and related amendments to Handbook Section 3251, *Equity*. The Company adopted the three standards and amendments prospectively.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company did not have transactions or events that would have been recorded in OCI or Accumulated Other Comprehensive Income in these audited consolidated financial statements.

Financial Instruments – Recognition and Measurement

Section 3855, establishes standards for recognizing and measuring financial assets, financial liabilities and non financial derivatives, including the presentation of any resulting gains and losses.

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables and other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value with gains and losses recognized in net income.

Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in OCI.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost.

The classifications above do not apply to investments where the Company has significant influence that are accounted for using the equity method.

Derivative instruments must be recorded on the balance sheet at fair value. Changes in fair value are required to be recognized in net income.

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865

During fiscal 2007, the Company issued a derivative instrument for which it has ascribed a fair value and any changes in the fair value will be charged to income in the period of change.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates. Eiger does not hedge its foreign currency as it deals almost exclusively in the domestic currency.

OTHER MD&A REQUIREMENTS

Annual Information Form

Additional information relating to the Company, including the Company's Annual Information Return, may be found on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

As at March 31, 2008, the Company had authorized 100,000,000 Common Shares without par value and had issued 42,302,049 Common Shares. If all options and warrants were exercised the number of Common Shares outstanding would be 55,703,049

OUTLOOK

The Company is well positioned with its gaming and telecommunications investments to generate superior returns for shareholders. Management believes that prudent gaming investments will generate substantial gains. However, the gaming investments are capital intensive and will require incremental financing to ensure success. The Company plans to dispose of certain legacy telecommunications investments over the medium term. The Company also contemplates raising funds through debt and/or equity instruments to fund the initial development of the gaming ventures.

The Company's management is participating closely in the development of the gaming ventures and will be compensated for services provided. The Company's business model for investment or merchant banking will serve as platform to develop and grow other types of invests in the future.

Form 52-109F2 - Certification of Interim Filings

I, John G. Simmonds, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Eiger Technology, Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 27, 2008

signed

/s/ John G. Simmonds

_____
John G. Simmonds
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Gary N. Hokkanen, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Eiger Technology, Inc., (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 27, 2008

signed

/s/ Gary N. Hokkanen

_____
Gary N. Hokkanen
Chief Financial Officer